Exhibit 99.1

ARIS MINING PRODUCED 60,193 OUNCES OF GOLD IN Q3 2023

VANCOUVER, BC, Oct. 10, 2023 /CNW/ - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS) (NYSE-A: ARMN) reports third quarter 2023 gold production of 60,193 ounces, with 53,826 ounces from the Segovia Operations and 6,367 ounces from the Marmato Upper Mine. The Segovia Operations maintained strong performance throughout September, building on the impressive record monthly production achieved in August.

Chart 1: Monthly Gold Production (in ounces), Segovia Operations (CNW Group/Aris Mining Corporation)

In the future, Aris Mining plans to provide quarterly gold production updates preceding the release of its quarterly financial statements.

Q3 2023 Conference Call Details

Aris Mining plans to announce operational and financial results for Q3 2023 after market close on Wednesday, November 8, 2023. Management will host a conference call and webcast on Thursday, November 9, 2023 at 9:30 am PT / 12:30 pm ET.

Webcast link	https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10022576&linkSecurityString=1a2bc09050 https://services.choruscall.ca/links/arismining2023q3.html
Replay Dial-in
Canada/USA	+1.800.319.6413
International	+1.604.638.9010
Replay access code	0482

Participants can pre-register to join the call automatically, at:
https://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=10022576&linkSecurityString=1a2bc09050

After the conference call, a replay of the event will be available at Aris Mining Corporation - Investors - Events & Presentations (aris-mining.com).

About Aris Mining

Aris Mining is a gold producer in the Americas with a growth-oriented strategy. In Colombia, Aris Mining operates several high-grade underground mines at its Segovia Operations and the Marmato Mine, which together produced 235,000 ounces of gold in 2022. Aris Mining is currently advancing construction of the Marmato Lower Mine Expansion project, which will provide access to wider porphyry mineralization below the current Upper Mine.  Aris Mining also operates the Soto Norte Project joint venture, where environmental licensing is advancing to develop a new underground gold, silver and copper mine. In Guyana, Aris Mining is advancing the Toroparu Project, a gold/copper project. Aris Mining plans to pursue acquisitions and other growth opportunities to unlock value creation from scale and diversification.

Aris Mining promotes the formalization of artisanal and small-scale mining as this process enables all miners to operate in a legal, safe and responsible manner that protects them and the environment.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian and U.S. securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the Company's plans to provide regular updates on its gold production on a quarterly basis, the timing of the release of the Company's third quarter results and the Company's plans and strategies are forward-looking. When used herein, forward looking terminology such as "expect", "plan", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's most recent AIF and in the Management's Discussion and Analysis for the three and six months ended June 30, 2023, which are available on the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission at www.sec.gov. These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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SOURCE Aris Mining Corporation

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%CIK: 0001964504

For further information: Tyron Breytenbach, Senior Vice President, Capital Markets, +1.416.399.2739, info@aris-mining.com; Kettina Cordero, Vice President, Investor Relations, + 1.604.417.2574

CO: Aris Mining Corporation

CNW 07:00e 10-OCT-23